Exhibit 21.1

List of Subsidiaries

Name of company	Place of incorporation or establishment	Attributable equity interest held
Healthcare Corporation of America	New Jersey	100% by Selway Capital Acquisition Corporation

Prescription Corporation of America	New Jersey	100% by Healthcare Corporation of America

PCA Benefits, Inc.	New Jersey	100% by Healthcare Corporation of America